Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of the Registrant, omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary of the Registrant as of December 31, 2025:

Company Name	Place of Formation
AMERICAN BITCOIN OPERATING LLC	Delaware

All of the above listed subsidiaries have been consolidated in our combined financial statements.